



SECURI 04004983 /IISSION

S0 3/17/04

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RECD S.E.C.

MAR 0 1 2004

555

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 AND ENDING DECEMBER 31, 2003

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARTEMIS GLOBAL FINANCE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

563 STEAMBOAT ROAD

(No. and Street)

GREENWICH,	CONNECTICUT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES GELWICKS   (203) 629-6289

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP

(Name – if individual, state last, first, middle name)

655 THIRD AVENUE, 16TH FLOOR, NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 29 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___JAMES GELWICKS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ARTEMIS GLOBAL FINANCE, LLC_____ , as of ___DECEMBER 31_____ , 20__03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Member

Title

Notary Public

Paul D. Kye
NOTARY PUBLIC
State of Connecticut
My Commission Expires 07/31/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For Year Ended December 31, 2003

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Members of
Artemis Global Finance, LLC

We have audited the accompanying statement of financial condition of Artemis Global Finance, LLC as of December 31, 2003 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Artemis Global Finance, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, NY
February 13, 2004

1

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 276,597
PROPERTY AND EQUIPMENT, Net	36,312
SECURITY DEPOSIT	4,000
TOTAL ASSETS	**$ 316,909**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 10,357	
Deferred revenue	59,980	
TOTAL LIABILITIES		$ 70,337

COMMITMENTS

MEMBERS' EQUITY	246,572
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 316,909

The accompanying notes are an integral part of these financial statements.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

REVENUES		
Structure and private placement fees	$ 1,246,501	
Other income	3,419	
TOTAL REVENUES		$ 1,249,920
OPERATING EXPENSES		
Origination fees	272,219	
Salaries	70,000	
Payroll taxes	5,726	
Auto expense	27,305	
Depreciation expense	11,571	
Insurance	38,867	
Office expense	49,548	
Other miscellaneous taxes	454	
Professional fees	48,366	
Rent expense	32,146	
Repairs and maintenance	2,542	
Travel and entertainment	7,526	
TOTAL OPERATING EXPENSES		566,270
NET INCOME		$ 683,650

The accompanying notes are an integral part of these financial statements.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2003

BALANCE - January 1, 2003	$	312,922
Net Income		683,650
Capital Distributions		(750,000)
BALANCE - December 31, 2003	$	246,572

The accompanying notes are an integral part of these financial statements.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 683,650
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 11,571	
Changes in operating assets and liabilities:		
Security deposits	(4,000)	
Accounts payable and accrued expenses	(25,968)	
Deferred revenue	1,339	
TOTAL ADJUSTMENTS		(17,058)
NET CASH PROVIDED BY OPERATING ACTIVITIES		666,592
NET CASH USED IN INVESTING ACTIVITIES		
Purchases of property and equipment		(3,102)
NET CASH USED IN FINANCING ACTIVITIES		
Members' capital distributions		(750,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(86,510)
CASH AND CASH EQUIVALENTS – January 1, 2003		363,107
CASH AND CASH EQUIVALENTS – December 31, 2003		$ 276,597

The accompanying notes are an integral part of these financial statements.

5

NOTE 1 - Significant Accounting Principles

Nature of Business
Artemis Global Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is engaged in consulting and private placements.

Revenue Recognition
Transactions in securities, listed options and related commissions revenue and expense are recorded on a trade date basis.

In addition, the Company earns advisory fees and structure and placement fees in connection with private placements. Advisory fees are earned by providing the Company's expertise in debt and equity private placements and are recognized during the period the service is provided. Structure and placement fees are earned by structuring debt and equity private placements and placing them with accredited investors and recognized upon completion of the private placement.

Income Taxes
The Company is a Connecticut limited liability company ("LLC") with a perpetual existence. The members of an LLC are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for Federal income taxes has been included in the financial statements.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

The Company had cash and cash equivalent balances in a bank in excess of the maximum amount insured by the as of December 31, 2003.

Property and Equipment
Property and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

Depreciation
Depreciation is provided by using the straight-line method over the estimated useful lives of the related assets.

NOTE 1 - Significant Accounting Principles, continued

Deferred Revenue
The Company receives retainer payments upon being engaged to conduct a private placement. These retainers are to cover expenses related to the private placement. The retainers are deferred and recognized as the expenses are incurred. At December 31, 2003 total deferred retainer payments as $59,980.

Use of Estimates in the Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 2 - Property and Equipment

As of December 31, 2003, property and equipment consists of the following:

	Amount	Estimated Useful Lives
Computer equipment	$ 48,185	5 years
Furniture and fixtures	14,366	5-7 years
	62,551	
Less: accumulated depreciation	(26,239)	
Property and Equipment, net	$ 36,312	

Depreciation expense was $11,571 for the year ended December 31, 2003.

NOTE 3 - <u>Net Capital Requirements</u>

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $206,104 which was $201,104 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .34 to 1.

NOTE 4 - <u>Commitments</u>

<u>Lease Agreements</u>
The Company leases office space under a non-cancelable lease which expires in February 2005. The Company has an option to extended the lease for one additional year under the same terms as the final year of the lease.

The Company leases automobiles expiring at various dates through July 2006.

As of December 31, 2003, minimum future rental payments are as follows:

For the Year Ending December 31,	Amount
2004	$ 69,462
2005	27,462
2006	6,226
Total	$103,105

Rent expense for the year ended December 31, 2003 amounted to $32,146.

NOTE 5 - <u>Economic Dependency</u>

During the year ended December 31, 2003 the Company earned substantially all of its revenues from three clients. Revenues earned from these clients totaled $1,246,501. At December 31, 2003 there were no amounts due from these clients. In addition, 58% of this revenue was earned from a client in the country of Belize.

Marcum & Kliegman LLP

Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members of
Artemis Global Finance, LLC

In planning and performing our audit of the financial statements of Artemis Global Finance, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, NY
February 13, 2004

10

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

NET CAPITAL
Members' Equity		$ 246,572

DEDUCTIONS
Property and equipment, net	$ 36,312	
Security deposits	4,000	
		40,312
NET CAPITAL BEFORE HAIRCUTS ON ON SECURITIES POSITIONS		206,260

HAIRCUTS ON SECURITIES
Certificate of Deposit (.5% of $25,000)	125	
Certificate of Deposit (.125% of $25,000)	31	
TOTAL HAIRCUTS		156
NET CAPITAL		$ 206,104

AGGREGATE INDEBTEDNESS
Accounts payable and accrued expenses	$ 10,357	
Deferred revenue	59,980	
		$ 70,337
(a) Minimum net capital required (6 2/3 % of $70,337)		$ 4,689
(b) Minimum dollar net capital requirements		$ 5,000
Net capital requirement (Greater of (a) or (b))		$ 5,000
Excess net capital		$ 201,104
Excess net capital at 1,000%		$ 199,070
Ratio of aggregate indebtedness to net capital		.34 to 1

See independent auditors' report.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

December 31, 2003

RECONCILIATION WITH COMPANY'S
COMPUTATION

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	171,132
Audit adjustments, net		35,004
Other items, net		(32)
Net capital per above	$	206,104

See independent auditors' report.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENT UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.